December 9, 2005


Mr. Phil Derry, Chief Financial Officer
Capital Mineral Investors, Inc.
9217 Pavilion Place
Mission, BC
CANADA  V2V 6X6







	Re:	Capital Mineral Investors, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 18, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 0-50403


Dear Mr. Derry:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the forms indicated as filed on the EDGAR system.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Long-lived assets, page 19 of 33

1. Your policy for impairment should refer to Statement of Financial
Accounting Standards Number 144, which is effective for fiscal years beginning after December 31, 2001. Please revise your disclosure to indicate, if true, that you have adopted this standard.

Mineral property acquisition costs and deferred exploration expenditures, page 21 of 33

2. Your policy indicates that mineral property acquisition costs are expensed as incurred, rather than capitalized and evaluated for indications of impairment as required under Emerging Issue Task Force
Issue 04-02. Please revise your disclosure to indicate, if true, that your policy is to capitalize such costs.

Note 5 - Capital Stock, page 22 of 33

3. Please remove your disclosure indicating that the Securities and
Exchange Commission has authorized you to sell your stock to the public.

Controls and Procedures, page 23 of 33

4. You state that your most recent evaluation was completed within
90
days of the filing of this Form 10-KSB. However, Item 307 of Regulation S-B requires that you disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise your disclosure accordingly and provide us with a written representation, if true, that your evaluations were indeed performed as of the end of the period covered by your reports in your Form 10-KSB for 2004 and
Form 10-QSB for each quarter in 2005.
5. You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." Please revise your disclosure accordingly and provide us with a written representation, if true, that there were "no changes" in your internal controls in the periods covered by your reports included in Form 10-KSB for 2004 and Form 10-
QSB for each quarter in 2005.

Exhibit 31.1 - Rule 13(a)-14(a)/15(d)-14(a) Certifications, pages
30
and 31 of 33

6. We note that the wording of your certifications does not conform to the wording required by Item 601(b)(31) of Regulation S-B as amended by Section 302 of the Sarbanes Oxley Act. Please refer to Financial Release 33-8238 or to Item 601(b)(31) of Regulation S-B for the correct wording of these certifications. Please revise your certifications accordingly.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005

Financial Statements

7. Please provide a statement of operations for the three month periods ended March 31, 2005 and 2004 in an amended Form 10-QSB for the Fiscal Quarters Ended March 31, 2005.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	 You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Phil Derry
Capital Mineral Investors, Inc.
December 9, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010